

January 5, 2017

Sanjay Mody
Chief Executive Officer
Nano Stone Inc
2125 Center Ave, Suite 414
Fort Lee, NJ 07024

> **Re: Nano Stone Inc**
> **Amended Offering Statement on Form 1-A**
> **Filed December 22, 2016**
> **File No. 024-10639**

Dear Mr. Mody:

We have reviewed your revised offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please number the pages of your next amendment and fix the numerous typographical errors that appear throughout the prospectus; it appears you may have experienced a formatting issue converting your document.

2.   Please revise your disclosures throughout the filing in order to consistently disclose the number of shares of common stock you are offering. In this regard, you disclose in the filing that you are offering 2,640,000 shares, 2,640,080 shares, 2,640,090 shares and 2,840,000 shares.

Dilution

3.   Please revise your disclosures related to dilution to address the following:

- The price per share, under each of the three scenarios, should be $6.80;

- Net tangible book value per share prior to offering, under each of the three scenarios, should be $1.10; and

- You state that the founders paid a total of $16,896,000 for 8,800,000 shares; per your financial statements, it appears the founders paid a total of $16,930,746 for 8,800,000 shares. Please revise or advise.

Consent of Independent Public Accounting Firm

4.   We have reviewed your response to prior comment 19, which states you amended the consent in order to comply with our comment; however, it does not appear that you filed a consent with this amendment. As previously requested, please make arrangements with your auditor to have them revise the consent to address the following:

- The audit report is actually dated October 28, 2016;

- The balance sheet is actually as of August 31, 2016; and

- The statements of operations, changes in stockholders' equity and cash flows are actually for the period from May 4, 2016 (inception) to August 31, 2016.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Gordon, Staff Accountant at (202) 551-3866 or John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. You may contact Kate McHale, Staff Attorney at (202) 551-3464 or me at (202) 551-3729 with any questions.

Sincerely,

/s/ Craig E. Slivka, for

Pam A. Long
Assistant Director
Office of Manufacturing and
Construction